Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2016 and March 31, 2017. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2017. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements and opportunities for the profitable operation of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to enter into time charters with new and existing customers;
•	increased exposure to spot market and fluctuations in spot charter rates;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	our ability to retain key employees and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

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Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of May 5, 2017, consists of 17 LNG carriers, including twelve ships in operation, three LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”) and two LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns ten LNG carriers. In addition, GasLog has leased back one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 24 LNG carriers including 11 of our wholly owned ships in operation (one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the ten ships contributed or sold to the Partnership, the bareboat vessel, one ship owned by Methane Services Limited (“MSL”), a subsidiary of BG Group plc. (“BG Group”) and one additional LNG carrier in which we have a 25% interest. BG Group was acquired by Shell on February 15, 2016. We are also supervising the construction of our newbuildings.

We have secured multi-year time charter contracts for seven of our operating ships, the ten ships owned by the Partnership, the bareboat vessel and our five newbuildings on order. As of March 31, 2017, these contracts are expected to provide total contracted revenue of approximately $3.5 billion during their initial terms, which expire between 2018 and 2029. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking, (b) all LNG carriers on order are delivered on schedule, and (c) no exercise of any option to extend the term of charters. Five of our ships are currently operating in the spot/short-term market. GasLog has entered into a pool agreement (the “Pool Agreement”) with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) establishing The Cool Pool Limited (the “Cool Pool”) to market their vessels which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements.

We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Completion of GasLog Partners’ Equity Offering and Dropdown of the GasLog Greece

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.5 per unit. In addition, the option to purchase additional shares was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being issued at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriters of the option to purchase additional shares, after deducting underwriting discounts and other offering expenses were $78.0 million. Proceeds from the public offering will be used to finance the acquisition from GasLog of 100% of the ownership interest in GAS-eleven Ltd., the entity that owns the GasLog Greece, for an aggregate purchase price of $219.0 million, including $1.0 million of positive net working capital balances transferred with the vessel. The acquisition closed on May 3, 2017.

Financing Transactions

In February 2017, GasLog entered into three new interest rate swap agreements with a notional value of $300.0 million in aggregate, maturing in 2022.

On March 22, 2017, GasLog announced the closing of a public offering of $250.0 million aggregate principal amount of 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) at a public offering price of 100% of the principal amount. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $245.3 million.

On April 5, 2017, GasLog used $150.0 million of the proceeds from the offering of the 8.875% Senior Notes to partially prepay the junior tranche of the credit agreement entered into in February 18, 2016 (the “Five Vessel Refinancing”), originally due in April 2018.

Investment in Gastrade S.A (“Gastrade”)

On February 9, 2017, GasLog closed the acquisition of a twenty percent (20%) shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance (“O&M”) services for the FSRU through an O&M agreement. Gastrade is currently in discussions with a number of additional potential investors, including DEPA, the Greek state owned gas company, Bulgarian Energy Holding, the holding company of the Bulgarian Ministry of Energy, and major gas suppliers in Bulgaria, and targets to take a final investment decision (“FID”) by the end of 2017 with the FSRU scheduled to be operational by the end of 2019.

Amendment of the GasLog Skagen seasonal charter party agreement

On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel was replaced by a continuous time charter for a duration of 2.4 years ending in August 2019. The amended continuous charter will cover the same number of fixed days as the previous seasonal charter and will eliminate redelivery risk at the beginning and end of each seasonal period. In addition, the amended charter will provide assurance of revenue through August 2019.

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End of Subordination Period

The subordination period on the existing 9,822,358 subordinated units of GasLog Partners held by GasLog will extend until the second business day following the GasLog Partners’ cash distribution for the first quarter of 2017 on May 12, 2017. Upon expiration of the subordination period, each outstanding subordinated unit (100% held by GasLog) will automatically convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Dividend Declaration

On March 9, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 3, 2017 to holders of record as of March 31, 2017. GasLog paid the declared dividend to the transfer agent on March 31, 2017.

On May 4, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share, or $11.3 million in the aggregate, payable on May 25, 2017 to shareholders of record as of May 15, 2017.

Fleet Update

Owned Fleet

As of March 31, 2017, our wholly owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Savannah	2010	155,000	Spot Market (3)	TFDE	N/A	N/A
2	GasLog Singapore	2010	155,000	Spot Market (3)	TFDE	N/A	N/A
3	GasLog Skagen	2013	155,000	Shell	TFDE	August 2019(4)	N/A
4	GasLog Chelsea	2010	153,600	Spot Market (3)	TFDE	N/A	N/A
5	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
6	GasLog Saratoga	2014	155,000	Spot Market (3)	TFDE	N/A	N/A
7	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023-2025
8	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
9	GasLog Salem	2015	155,000	Spot Market (3)	TFDE	N/A	N/A
10	GasLog Greece(5)	2016	174,000	Shell	TFDE	March 2026	2031
11	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
12	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
13	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031

As of March 31, 2017, the Partnership’s fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
5	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025
6	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022-2024
7	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022-2024
8	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025
9	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (6)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from five to ten years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration.
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(3)	Vessels operating in the spot market that participate in the Cool Pool.
(4)	On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel was replaced by a continuous time charter for a period of 2.4 years ending in August 2019.
(5)	On March 23, 2017, GasLog Partners signed an agreement to acquire 100% of the shares in the entity that owns and charters the GasLog Greece from GasLog. The acquisition closed on May 3, 2017.
(6)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year- charter with MSL, a subsidiary of Shell.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, GasLog Partners has the option to purchase from us: (i) the Solaris, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by their charterers, (ii) the Methane Lydon Volney within 36 months after the closing of GasLog Partners’ initial public offering on May 12, 2014 which option will expire in May 2017 if not extended, and (iii) as provided for under the addendum to the omnibus agreement dated April 21, 2015, among GasLog, GasLog Partners, GasLog Partners GP and GasLog Partners Holdings LLC, the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and the right to acquire) Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of its acquisition by GasLog on March 31, 2015. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, our five remaining newbuildings (Hull Nos. 2130, 2131, 2800, 2801 and 2212) will each qualify as a Five-Year Vessel upon commencement of their charters, and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and were due to terminate in January 2018, March 2018 and May 2019, as applicable, with Methane Services Limited (“MSL”) having options to extend the terms of each of the charters for up to eight years at specified hire rates. In April 2015, the charter expirations were amended and the initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months to May 2018 and July 2018, respectively, whilst the initial term for the GasLog Sydney was shortened by eight months to September 2018. Each charter extension and the length thereof was to be nominated by MSL at least 18 months before the end of the current charter period for each vessel. No such nominations have been received for the three ships within the required notice period. The Gaslog Shanghai is due to come off charter in May 2018 plus or minus 30 days, the GasLog Santiago is due to come off charter in July 2018 plus or minus 30 days and the GasLog Sydney is due to come off charter in September 2018 plus or minus 30 days. GasLog Partners is considering several options for these vessels which include fixing new multi-year charters with third parties or trading such vessels on an interim basis in the spot market, and will pursue the most advantageous redeployment depending on evolving market conditions. In accordance with the agreement entered into in April 2015 between GasLog and GasLog Partners, if GasLog Partners does not enter into a multi-year third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat charter or time charter arrangement that is designed to guarantee the total cash available for distribution from the vessel for one year, being the eight months by which the charter was shortened rounded up to one year as previously agreed.

Results of Operations

Three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2017

	For the three months ended
	March 31, 2016	March 31, 2017
Amounts in thousands of U.S. Dollars
Revenues	104,377	128,285
Vessel operating and supervision costs	(28,457)	(27,489)
Voyage expenses and commissions	(5,263)	(2,044)
Depreciation	(28,164)	(33,708)
General and administrative expenses	(8,734)	(10,145)
Profit from operations	33,759	54,899
Financial costs	(29,179)	(32,524)
Financial income	202	391
(Loss)/gain on swaps	(10,414)	164
Share of profit of associate	334	462
Total other expenses, net	(39,057)	(31,507)
(Loss)/profit for the period	(5,298)	23,392
Non-controlling interest	(10,600)	(14,640)
(Loss)/profit attributable to owners of the Group	(15,898)	8,752

During the three-month period ended March 31, 2016 we had an average of 19.0 ships operating in our owned and bareboat fleet (including ships

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owned by the Partnership), having 1,643 operating days and an average of 22.0 ships operating under our technical management (including our 18.0 owned and bareboat ships). During the three-month period ended March 31, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,070 operating days and an average of 24.1 ships operating under our technical management (including 22.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 22.9%, or $23.9 million, from $104.4 million during the three-month period ended March 31, 2016, to $128.3 million during the three-month period ended March 31, 2017. The increase is mainly attributable to an increase in revenues of $22.1 million due to the deliveries of the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on June 30, 2016, September 30, 2016 and October 31, 2016, respectively and an increase of $7.4 million from the full operation of the GasLog Greece in the three-month period ended March 31, 2017. The abovementioned facts resulted in an increase in operating days. There was also an increase of $3.1 million in earnings from our vessels operating in the spot market and an increase of $1.5 million due to 24 off-hire days for scheduled dry-dockings in the first quarter of 2016 compared to nil in the first quarter of 2017. These increases in revenues were partially offset by a decrease of $8.8 million due to the expiration of two time charter party agreements during 2016 and a decrease of $1.2 million in revenues from the remaining vessels. The average daily hire rate decreased from $63,252 for the three-month period ended March 31, 2016 to $61,863 for the three-month period ended March 31, 2017 mainly due to the expiration of the two time charter party agreements. There was also a decrease of $0.2 million in revenues from technical management services mainly due to the decrease in the average number of the managed vessels owned by third parties.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs decreased by 3.5%, or $1.0 million, from $28.5 million during the three-month period ended March 31, 2016, to $27.5 million during the three-month period ended March 31, 2017. The decrease is primarily attributable to the decrease in scheduled technical maintenance expenses such as scheduled main engine overhauls and various planned repairs, partially offset by the increase in our fleet in the quarter ended March 31, 2017 compared to the same quarter in 2016. As a result, the average daily operating cost per vessel decreased from $16,440 per day during the three-month period ended March 31, 2016 to $13,884 per day during the three-month period ended March 31, 2017.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 62.3%, or $3.3 million, from $5.3 million during the three-month period ended March 31, 2016, to $2.0 million during the three-month period ended March 31, 2017. The decrease is primarily attributable to the movement in net allocation of the Cool Pool results of $3.3 million in the three-month period ended March 31, 2017 in accordance with the profit sharing terms specified in the Pool Agreement entered into with Dynagas and Golar and a decrease of $0.3 million in bunkers consumption of the vessels operating in the spot market, partially offset by an increase of $0.3 million in brokers’ commissions.

Depreciation:

Depreciation increased by 19.5%, or $5.5 million, from $28.2 million during the three-month period ended March 31, 2016, to $33.7 million during the three-month period ended March 31, 2017. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the quarter ended March 31, 2017, compared to same quarter in 2016.

General and Administrative Expenses:

General and administrative expenses increased by 16.1%, or $1.4 million, from $8.7 million during the three-month period ended March 31, 2016, to $10.1 million during the three-month period ended March 31, 2017. The increase is mainly attributable to an increase of $0.7 million in employee costs, an increase of $0.4 million in foreign exchange differences mainly due to the unfavorable movement of the EUR/USD and GBP/USD exchange rates in 2017 and an increase of $0.2 million in non-cash share-based compensation expense.

Financial Costs:

Financial costs increased by 11.3%, or $3.3 million, from $29.2 million during the three-month period ended March 31, 2016, to $32.5 million during the three-month period ended March 31, 2017. The increase is attributable to an increase of $4.9 million in interest expense on loans, bonds and cash flow hedges and an increase of $1.6 million in finance lease charges in 2017, partially offset by a decrease of $2.6 million in amortization of deferred loan fees mainly driven by a decrease in accelerated amortization and write-offs and a decrease of $0.6 million in other financial costs. During the quarter ended March 31, 2017, we had an average of $2,736.0 million of outstanding indebtedness, with a weighted average interest rate of 3.8%, while during the quarter ended March 31, 2016, we had an average of $2,615.2 million of outstanding indebtedness having an aggregate weighted average interest rate of 3.2%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps (“CCSs”).

(Loss)/gain on Swaps:

Gain on swaps increased by $10.6 million, from a $10.4 million loss during the three-month period ended March 31, 2016, to a $0.2 million gain during the three-month period ended March 31, 2017. The increase is mainly attributable to an increase of $10.5 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $2.3 million for the quarter ended March 31, 2017 as compared to a loss of $8.1 million for the quarter ended March 31, 2016 and a decrease of $0.3 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps which were terminated in 2016, partially offset by an increase of $0.2 million in realized loss from interest rate swaps held for trading.

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(Loss)/Profit for the Period:

Profit for the period increased by $28.7 million, from a loss of $5.3 million for the three-month period ended March 31, 2016, to a profit of $23.4 million for the three-month period ended March 31, 2017, as a result of the aforementioned factors.

(Loss)/Profit Attributable to Owners of the Group:

Profit attributable to owners of the Group increased by $24.7 million, from a loss of $15.9 million for the three-month period ended March 31, 2016, to $8.8 million profit for the three-month period ended March 31, 2017. The increase in profit attributable to the owners of the Group resulted mainly from the increase in profit mentioned above offset by the increase in profit attributable to the non-controlling interest (non-controlling unitholders of GasLog Partners) following the dropdown of the GasLog Seattle in November 2016.

Customers

For the three-month period ended March 31, 2017, we received 94.1% of our revenues from Shell, 5.7% of our revenues from various charterers in the spot/short-term market and 0.2% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the three-month period ended March 31, 2016, we received 83.7% of our revenues from MSL, a subsidiary of BG Group, 12.2% of our revenues from Shell and 4.1% of our revenues from various charterers in the spot/short-term market. BG Group was acquired by Shell on February 15, 2016.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. In relation to our vessels participating in the Cool Pool, seasonality may have an impact on revenues but this is not currently material. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings and conversions, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new debt agreements. We may also seek to raise additional common or other forms of equity, subject in each case to market conditions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of March 31, 2017, GasLog had $532.8 million of cash and cash equivalents, of which $266.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2017, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of March 31, 2017, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $297.9 million was repayable within one year, and a $218.7 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.0 million was repayable within one year.

As of March 31, 2017, $150.0 million under the junior tranche of the credit agreement that subsidiaries of GasLog and GasLog Partners entered into on February 18, 2016 was reclassified under “Borrowings – current portion” following a notice of prepayment issued by the respective subsidiaries on March 24, 2017 and was prepaid on April 5, 2017, using the proceeds from the offering of the 8.875% Senior Notes.

As of March 31, 2017, there was undrawn available capacity of $58.4 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

As of March 31, 2017, GasLog’s commitments for capital expenditures are related to the five LNG carriers on order, which have a gross aggregate contract price of approximately $1.0 billion. As of March 31, 2017, the total remaining balance of the contract prices of the aforementioned newbuildings was $936.6 million that GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new debt agreements.

GasLog has hedged 49.2% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability and the 8.875% Senior Notes as of March 31, 2017.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 1, 2017 and Note 6 of our unaudited condensed consolidated financial statements included elsewhere in this report.

20

Working Capital Position

As of March 31, 2017, GasLog’s current assets totalled $565.7 million while current liabilities totalled $407.4 million, resulting in a positive working capital position of $158.3 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2017

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
	March 31, 2016	March 31, 2017
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	44,289	49,508
Net cash used in investing activities	(192,154)	(18,064)
Net cash provided by financing activities	128,702	274,235

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $5.2 million, from $44.3 million during the three-month period ended March 31, 2016, to $49.5 million during the three-month period ended March 31, 2017. The increase was mainly due to an increase of $23.9 million in revenues and a decrease of $3.2 million in voyage expenses and commissions which were partially offset by an increase of $11.5 million in cash paid for interest including the interest paid for finance leases and a decrease of $10.2 million caused by movements in working capital accounts.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $174.1 million, from $192.2 million in the three-month period ended March 31, 2016, to $18.1 million in the three-month period ended March 31, 2017. The decrease is mainly attributable to a decrease of $184.5 million in payments for the construction costs of newbuildings and other fixed assets, a net increase of $3.5 million in short-term investments and an increase of $0.1 million in cash from interest income. The above movements were partially offset by the $13.8 million in payments made for the investment in Gastrade and the decrease of $0.2 million in dividends received from Egypt LNG.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $145.5 million, from $128.7 million in the three-month period ended March 31, 2016, to $274.2 million in the three-month period ended March 31, 2017. The increase is mainly attributable to a decrease in bank loan repayments of $201.2 million, an increase of $117.0 million in proceeds from our borrowings, an increase of $78.5 million in proceeds from the GasLog Partners’ public offering, a decrease of $8.1 million in payments of loan issuance costs and a decrease of $0.3 million in payments for finance lease assets. The above movements were partially offset by the decrease of $217.0 million related to the proceeds from the sale and leaseback of the Methane Julia Louise, the increase of $39.1 million in restricted cash and an increase of $3.5 million in dividend payments.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of March 31, 2017, without giving effect to the amendment of the GasLog Skagen seasonal charter party agreement which was signed in April 2017.

	Contracted Charter Revenues and Days from Time Charters
	On and after April 1,	For the years ending December 31,
	2017	2018	2019	2020	2021	2022-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	353.76	465.83	486.50	444.43	338.74	1,361.24	3,450.50
Total contracted days(1)	4,767	6,258	6,463	5,738	4,196	16,609	44,031
Total available days(2)	6,295	9,216	9,918	9,978	10,040	80,585	126,032
Total unfixed days(3)	1,528	2,958	3,455	4,240	5,844	63,976	82,001
Percentage of total contracted days/total available days	75.73%	67.90%	65.16%	57.51%	41.79%	20.61%	34.94%
21

(1)	Reflects time charter revenues and contracted days for seven of our wholly owned ships, the ten ships owned by the Partnership, the bareboat vessel and our five newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.
(2)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.
(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

The table provides information about our contracted charter revenues based on contracts in effect as of March 31, 2017 for (a) the seven ships in our wholly owned fleet, the ten ships in the GasLog Partners’ fleet and the bareboat vessel for which we have secured time charters and (b) our five newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after March 31, 2017. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga and the GasLog Salem that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the GasLog Singapore, the GasLog Chelsea, the GasLog Savannah, the GasLog Saratoga, the GasLog Salem and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 1, 2017. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 1, 2017 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

22

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and March 31, 2017

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2016	March 31, 2017
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	6,265	20,319
Deferred financing costs		12,045	12,788
Other non-current assets		1,824	1,048
Derivative financial instruments	13	7,856	9,887
Tangible fixed assets	5	3,889,047	3,857,076
Vessels under construction	5	96,356	111,457
Vessel held under finance lease	5	222,004	220,111
Total non-current assets		4,244,908	4,242,197
Current assets
Trade and other receivables		9,256	6,420
Dividends receivable and other amounts due from related parties	8	3,065	2,183
Derivative financial instruments	13	82	559
Inventories		8,461	9,322
Prepayments and other current assets		4,326	4,415
Short-term investments		18,000	10,000
Restricted cash		42	43
Cash and cash equivalents		227,024	532,778
Total current assets		270,256	565,720
Total assets		4,515,164	4,807,917
Equity and liabilities
Equity
Preference shares	11	46	46
Share capital	11	810	810
Contributed surplus	11	966,974	953,180
Reserves		10,160	11,045
Treasury shares	11	(10,861)	(10,861)
Accumulated deficit		(21,486)	(12,734)
Equity attributable to owners of the Group		945,643	941,486
Non-controlling interest		564,039	642,906
Total equity		1,509,682	1,584,392
Current liabilities
Trade accounts payable		7,255	11,137
Ship management creditors		841	1,280
Amounts due to related parties	8	105	163
Derivative financial instruments	13	7,854	8,890
Other payables and accruals	10	93,386	82,031
Borrowings, current portion	7	147,448	297,905
Finance lease liability, current portion	6	5,946	6,032
Total current liabilities		262,835	407,438
Non-current liabilities
Derivative financial instruments	13	22,485	20,951
Borrowings, non-current portion	7	2,504,578	2,581,203
Finance lease liability, non-current portion	6	214,455	212,682
Other non-current liabilities		1,129	1,251
Total non-current liabilities		2,742,647	2,816,087
Total equity and liabilities		4,515,164	4,807,917

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended
	Note	March 31, 2016	March 31, 2017
Revenues		104,377	128,285
Vessel operating and supervision costs		(28,457)	(27,489)
Voyage expenses and commissions		(5,263)	(2,044)
Depreciation	5	(28,164)	(33,708)
General and administrative expenses	9	(8,734)	(10,145)
Profit from operations		33,759	54,899
Financial costs	14	(29,179)	(32,524)
Financial income		202	391
(Loss)/gain on swaps	14	(10,414)	164
Share of profit of associate		334	462
Total other expenses, net		(39,057)	(31,507)
(Loss)/profit for the period		(5,298)	23,392
Attributable to:
Owners of the Group		(15,898)	8,752
Non-controlling interest		10,600	14,640
		(5,298)	23,392

(Loss)/earnings per share – basic and diluted	17	(0.23)	0.08

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three months ended March 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2016	March 31, 2017
(Loss)/profit for the period		(5,298)	23,392
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	13	(4,438)	(44)
Recycled loss of cash flow hedges reclassified to profit or loss	14	349	—
Other comprehensive loss for the period		(4,089)	(44)
Total comprehensive (loss)/profit for the period		(9,387)	23,348
Attributable to:
Owners of the Group		(19,987)	8,708
Non-controlling interest		10,600	14,640
		(9,387)	23,348

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 11)	Preference shares (Note 11)	Contributed surplus (Note 11)	Reserves	Treasury shares (Note 11)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non - controlling interest	Total
Balance as of January 1, 2016	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920
Dividend paid (common and preference shares)	—	—	(11,939)	—	—	(1,846)	(13,785)	(10,353)	(24,138)
Share-based compensation, net of accrued dividend (Note 16)	—	—	—	735	—	—	735	—	735
(Loss)/profit for the period	—	—	—	—	—	(15,898)	(15,898)	10,600	(5,298)
Other comprehensive loss for the period	—	—	—	(4,089)	—	—	(4,089)	—	(4,089)
Total comprehensive (loss)/income for the period	—	—	—	(4,089)	—	(15,898)	(19,987)	10,600	(9,387)
Balance as of March 31, 2016	810	46	1,008,353	(12,183)	(12,491)	(15,898)	968,637	506,493	1,475,130

Balance as of January 1, 2017	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682
Net proceeds from GasLog Partners’ public offering (Note 3)	—	—	—	—	—	—	—	78,025	78,025
Dividend paid (common and preference shares) (Note 11)	—	—	(13,794)	—	—	—	(13,794)	(13,798)	(27,592)
Share-based compensation, net of accrued dividend (Note 16)	—	—	—	929	—	—	929	—	929
Profit for the period	—	—	—	—	—	8,752	8,752	14,640	23,392
Other comprehensive loss for the period	—	—	—	(44)	—	—	(44)	—	(44)
Total comprehensive (loss)/income for the period	—	—	—	(44)	—	8,752	8,708	14,640	23,348
Balance as of March 31, 2017	810	46	953,180	11,045	(10,861)	(12,734)	941,486	642,906	1,584,392

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2016	March 31, 2017
Cash flows from operating activities:
(Loss)/Profit for the period		(5,298)	23,392
Adjustments for:
Depreciation		28,164	33,708
Share of profit of associate		(334)	(462)
Financial income		(202)	(391)
Financial costs		29,179	32,524
Unrealized foreign exchange gains on cash and cash equivalents		(203)	(75)
Unrealized loss/(gain) on derivative financial instruments held for trading		8,137	(2,315)
Recycled loss of cash flow hedges reclassified to profit or loss		349	—
Share-based compensation		763	1,012
		60,555	87,393
Movements in working capital		7,687	(2,472)
Cash provided by operations		68,242	84,921
Interest paid		(23,953)	(35,413)
Net cash provided by operating activities		44,289	49,508
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(197,797)	(13,293)
Dividends received from associate		925	700
Payments for investment in associate		—	(13,844)
Purchase of short-term investments		(1,500)	(10,000)
Maturity of short-term investments		6,000	18,000
Financial income received		218	373
Net cash used in investing activities		(192,154)	(18,064)
Cash flows from financing activities:
Proceeds from bank loans and bonds		162,967	280,000
Proceeds from sale and finance leaseback		217,000	—
Bank loan repayments		(253,610)	(52,416)
Payment of loan issuance costs		(12,328)	(4,270)
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)		—	78,522
Payment of equity raising costs		—	(117)
Decrease in restricted cash		39,095	—
Dividends paid		(24,138)	(27,592)
Payments for vessel held under finance lease		(284)	—
Proceeds from stock options exercise		—	108
Net cash provided by financing activities		128,702	274,235
Effects of exchange rate changes on cash and cash equivalents		203	75
(Decrease)/increase in cash and cash equivalents		(18,960)	305,754
Cash and cash equivalents, beginning of the period		302,988	227,024
Cash and cash equivalents, end of the period		284,028	532,778

Non-cash investing and financing activities	15
Capital expenditures included in liabilities at the end of the period		5,169	3,690
Equity raising costs included in liabilities at the end of the period		17	385
Loan issuance costs included in liabilities at the end of the period		3,673	1,169
Expenditures for vessel held under finance lease included in liabilities at the end of the period		430	—
Investment in associates included in liabilities at the end of the period		—	100

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of March 31, 2017, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.16% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of March 31, 2017, GasLog holds a 27.57% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. The Group structure as of March 31, 2017 is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company (2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q2 2019(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
27.57% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
F-7

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—
33.33% joint venture:
The Cool Pool Limited (the “Cool Pool”) (3)	Marshall Islands	September 2015	Service company	—	—	—

(1)	For newbuildings, expected delivery quarters as of March 31, 2017 are presented.
(2)	On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”). Refer to Note 6.
(3)

On October 1, 2015, GasLog, Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) signed a LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement”) to market their vessels, which are currently operating in the LNG shipping spot market. As of March 31, 2017, the LNG Carrier Pool – named the “Cool Pool” – consists of 18 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric (“TFDE”) propulsion technology. The participation of the three owners’ vessels in the Cool Pool are as follows: Dynagas: three vessels; GasLog: five vessels; and Golar: ten vessels.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2016 filed with the SEC on March 1, 2017. On May 4, 2017, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2016.

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional common or other forms of equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Group’s consolidated financial statements; please refer to Notes 6, 7 and 13.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

F-8

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management anticipates that the implementation of this standard will not have a material impact on the Group’s consolidated financial statements since the vast majority of its revenues are generated by long-term contracts with charterers.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Group’s financial statements, since the changes for lessors are fairly minor.

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment clarifying how to account for certain types of share-based payment transactions. The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. An exception to the principles in IFRS 2 is also introduced that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of these amendments on the Group’s consolidated financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Non-controlling Interest in GasLog Partners

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $75,590 (excluding $1,569 from the sale of the general partner units to GasLog) and have been allocated to non-controlling interest. In connection with this offering, the Partnership issued 76,531 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

On February 24, 2017, GasLog Partners issued 120,000 additional common units and 2,449 general partner units in connection with the exercise of the underwriters’ option to purchase additional shares, resulting in additional net proceeds of $2,435 (excluding $50 from the sale of the general partner units to GasLog).

The profit allocation to non-controlling interest is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

Allocation of GasLog Partners’ profit	For the three months ended
	March 31, 2016	March 31, 2017
Partnership’s profit attributable to:
Common unitholders	10,679	14,724
Subordinated unitholders	4,807	5,085
General partner	324	420
Incentive distribution rights (“IDRs”)	381	793
Total	16,191	21,022
Partnership’s profit allocated to GasLog	5,591	6,382
Partnership’s profit allocated to non-controlling interest	10,600	14,640
Total	16,191	21,022
F-9

4. Investment in Associates

The movements in investment in associates are reported in the following table:

March 31, 2017
As of January 1, 2017	6,265
Additions	13,944
Share of profit of associate	462
Return of investment from associate	(59)
Dividend declared	(293)
As of March 31, 2017	20,319

The additions of $13,944 relate to the investment in Gastrade. On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance (“O&M”) services for the FSRU through an O&M agreement.

5. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2017	4,212,849	14,501	4,227,350	96,356	228,523
Additions	(604)	448	(156)	15,101	—
As of March 31, 2017	4,212,245	14,949	4,227,194	111,457	228,523

Accumulated depreciation
As of January 1, 2017	334,960	3,343	338,303	—	6,519
Depreciation expense	31,648	167	31,815	—	1,893
As of March 31, 2017	366,608	3,510	370,118	—	8,412

Net book value
As of December 31, 2016	3,877,889	11,158	3,889,047	96,356	222,004
As of March 31, 2017	3,845,637	11,439	3,857,076	111,457	220,111

Vessels with an aggregate carrying amount of $3,845,637 as of March 31, 2017 (December 31, 2016: $3,877,889) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018 and 2019, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018.

In September 2016, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2019.

On March 21, 2017, GasLog entered into a Heads of Agreement (“HOA”) with Samsung for the potential conversion of an existing vessel of the Group. As of March 31, 2017, $3,400 of the total cost was payable, in accordance with the repayment terms.

F-10

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2017, the Group has paid to the shipyard $101,731 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 12).

The vessels under construction costs as of December 31, 2016 and March 31, 2017 are as follows:

	December 31, 2016	March 31, 2017
Progress shipyard installments	91,375	105,131
Onsite supervision costs	4,915	6,168
Critical spare parts, equipment and other vessel delivery expenses	66	158
Total	96,356	111,457

6. Sale and Leaseback

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog had a holiday period for the first 210 days, which expired on September 21, 2016. This leaseback meets the definition of a finance lease under IFRS.

The movements in finance lease liabilities are reported in the following table:

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2017	220,401	—	—	220,401
Finance lease charge	—	—	2,714	2,714
Payments	—	(4,401)	—	(4,401)
Finance lease liabilities as of March 31, 2017	220,401	(4,401)	2,714	218,714

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2016	March 31, 2017
Amounts due within one year	156,645	308,417
Less: unamortized deferred loan and senior unsecured notes issuance costs	(9,197)	(10,512)
Borrowings, current portion	147,448	297,905
Amounts due after one year	2,543,357	2,619,904
Plus: unamortized premium(1)	1,304	1,096
Less: unamortized deferred loan and senior unsecured notes issuance costs	(40,083)	(39,797)
Borrowings, non-current portion	2,504,578	2,581,203
Total	2,652,026	2,879,108

(1)	Refer to “Senior Unsecured Notes” disclosed below for details on the premium.

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2016 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2016. Refer to Note 13 “Borrowings”. During the three months ended March 31, 2017, GasLog drew down $30,000 from its revolving credit facility of the credit agreement entered into on July 19, 2016 (the “Legacy Facility Refinancing”). As of March 31, 2017, $150,000 under the junior tranche of the credit agreement that subsidiaries of GasLog and GasLog Partners entered into on February 18, 2016 (the “Five Vessel Refinancing”) was reclassified under “Borrowings – current portion” following a notice of prepayment issued by the respective subsidiaries on March 24, 2017. This amount was prepaid on April 5, 2017 (Note 18).

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured NOK bonds (the “NOK Bonds”) have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2016. Refer to Note 13 “Borrowings”.

The aggregate carrying amount under the NOK Bonds, net of unamortized financing costs and unamortized premium, as of March 31, 2017 is $133,175 (December 31, 2016: $133,531) while their aggregate fair value is $141,952 based on a USD/NOK exchange rate of 0.1166 as of March 31, 2017 (December 31, 2016: $138,741, based on a USD/NOK exchange rate of 0.1159).

On March 22, 2017, GasLog closed a public offering of $250,000 aggregate principal amount of 8.875% senior unsecured notes due in 2022 (the “8.875% Senior Notes”) at a public offering price of 100% of the principal amount. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $245,303.

F-11

Interest payment on the 8.875% Senior Notes shall be made in arrears on a quarterly basis. GasLog may redeem the 8.875% Senior Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (a) 100% of the principal amount of such notes plus accrued and unpaid interest to the date of redemption and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to but excluding the date of redemption) computed using a discount rate equal to the treasury rate, plus 50 basis points, plus accrued and unpaid interest thereon to the date of redemption.

GasLog as issuer of the 8.875% Senior Notes is required to comply with financial covenants which include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total capitalization must not exceed 75%;
(iii)	the ratio of EBITDA over debt service, on a trailing four quarter basis, shall be no less than 1.00:1.00;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 2.50% of total indebtedness or $35,000; and
(v)	the issuer’s market value adjusted net worth must at all times be not less than $300,000.

The Group was in compliance with its financial covenants as of March 31, 2017.

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2017	2,652,026	—	—	—	—	2,652,026
Proceeds from bank loans and bonds	—	280,000	—	—	—	280,000
Bank loan and bond repayments	—	(52,416)	—	—	—	(52,416)
Additions in deferred loan fees	—	(4,270)	—	(1,169)	743	(4,696)
Amortization of deferred loan and senior unsecured notes issuance costs and premium (Note 14)	—	—	—	3,459	—	3,459
Retranslation of the NOK Bonds in U.S. dollars (Note 7)	—	—	735	—	—	735
Borrowings outstanding as of March 31, 2017	2,652,026	223,314	735	2,290	743	2,879,108

8. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2016	March 31, 2017
Dividends receivable from associate	750	402
Due from the Cool Pool	1,930	1,666
Other receivables	385	115
Total	3,065	2,183

Current Liabilities

Amounts due to related parties

	December 31, 2016	March 31, 2017
Ship management creditors	45	—
Amounts due to related parties	105	163

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $63 as of March 31, 2017 (December 31, 2016: $105) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

F-12

Amounts due to related parties of $100 as of March 31, 2017 (December 31, 2016: $0) are payments made by Ceres Monaco S.A.M. on behalf of the Group pursuant to a consultancy services agreement with respect to its investment in Gastrade.

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2016	March 31, 2017
Employee costs	4,454	5,211
Board of directors’ fees	592	561
Share-based compensation	763	1,012
Rent and utilities	511	603
Travel and accommodation	709	495
Legal and professional fees	1,391	1,562
Foreign exchange differences, net	(144)	211
Other expenses	458	490
Total	8,734	10,145

10. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2016	March 31, 2017
Social contributions	1,057	1,213
Unearned revenue	37,522	34,339
Accrued legal and professional fees	1,480	1,312
Accrued board of directors’ fees	561	561
Accrued employee costs	5,800	5,579
Accrued off-hire	3,765	3,765
Accrued crew costs	6,132	5,051
Accrued purchases	3,553	2,225
Accrued financing costs	—	1,314
Accrued interest	27,165	22,129
Accrued payable to charterers	5,040	3,483
Other accruals	1,311	1,060
Total	93,386	82,031

11. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of March 31, 2017, the share capital consisted of 80,561,353 issued and outstanding common shares, par value $0.01 per share, 431,773 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of		Preference	Contributed	Treasury
	common shares	treasury shares	Preference Shares	Share capital	shares	surplus	shares
Outstanding as of January 1, 2017	80,561,353	431,773	4,600,000	810	46	966,974	(10,861)
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(13,794)	—
Outstanding as of March 31, 2017	80,561,353	431,773	4,600,000	810	46	953,180	(10,861)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based compensation (Note 16).

Dividend distribution

On February 16, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share, which was paid on March 16, 2017 to shareholders of record as of March 6, 2017 for a total amount of $11,278.

F-13

On March 9, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in aggregate, payable on April 3, 2017 to holders of record as of March 31, 2017. GasLog paid the declared dividend to the transfer agent on March 31, 2017.

12. Commitments and Contingencies

(a)	As of March 31, 2017, the Group had the following commitments as lessee relating to buildings under operating leases:

March 31, 2017
Operating leases
Not later than one year	1,736
Later than one year and not later than three years	1,812
Later than three years and not later than five years	564
More than five years	304
Total operating lease commitment	4,416

(b)	Commitments relating to the vessels under construction (Note 5) as of March 31, 2017 were as follows:

March 31, 2017
Vessels under construction
Not later than one year	568,837
Later than one year and not later than three years	367,739
Total vessels under construction commitment	936,576

Based on an agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited (“MSL”) on March 8, 2016, the first two entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the case that the reliquefaction plants do not fulfill specified enhanced performance criteria during operation as set forth in the relevant agreement, GasLog will refund the reimbursed amounts to MSL in the form of a daily compensation amount per vessel.

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation, including a vessel under a finance lease (Note 6), as of March 31, 2017 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

March 31, 2017
Revenues
Not later than one year	472,528
Later than one year and not later than three years	784,585
Later than three years and not later than five years	449,180
More than five years	523,305
Total future gross minimum charter hire	2,229,598

Future gross minimum revenues disclosed in the above table excludes the revenues of the vessels that are under construction.

(d)	Related to the acquisition of the six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with a value of $660 have been purchased and paid as of March 31, 2017 and are included in Tangible fixed assets (Note 5). The remaining spares are expected to be acquired before the end of the initial term of the charter party agreements.

(e)	On November 2, 2015, following execution of a letter agreement between GasLog and MSL reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of March 31, 2017, the outstanding commitment is $1,341.

(f)	On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it has access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into a FSRU, such conversion work to be undertaken by Keppel Shipyard Limited. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion, or if the same have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at a discounted price of 85% of the original cost.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

F-14

13. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2016	March 31, 2017
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	7,856	9,887
Forward foreign exchange contracts	82	559
Total	7,938	10,446
Derivative financial instruments, current assets	82	559
Derivative financial instruments, non-current assets	7,856	9,887
Total	7,938	10,446

The fair value of the derivative liabilities is as follows:

	December 31, 2016	March 31, 2017
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	24,279	23,588
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,060	6,253
Total	30,339	29,841
Derivative financial instruments, current liability	7,854	8,890
Derivative financial instruments, non-current liability	22,485	20,951
Total	30,339	29,841

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the banks on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	March 31, 2017
GasLog (1)	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%/1.88%	66,667	66,667
GasLog (1)	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%/1.88%	66,667	66,667
GasLog (1)	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%/1.88%	66,667	66,667
GasLog (1)	DNB Bank ASA	July 2016	July 2016	July 2020	1.784%	73,333	73,333
GasLog (1)	DNB Bank ASA	July 2016	July 2016	July 2021	1.729%	73,333	73,333
GasLog (1)	DNB Bank ASA	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog (1)	HSBC Bank Plc. (“HSBC”)	July 2016	July 2016	July 2020	1.896%	33,333	33,333
GasLog (1)	HSBC	July 2016	July 2016	July 2021	1.818%	33,333	33,333
GasLog (1)	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog (1)	Nordea Bank AB, London Branch (“Nordea”)	July 2016	July 2016	July 2020	1.905%	66,667	66,667
GasLog (1)	Nordea	July 2016	July 2016	July 2021	1.84%	66,667	66,667
GasLog (1)	Nordea	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog (1)	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2020	1.928%	50,000	50,000
GasLog (1)	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog (1)	SEB	July 2016	July 2016	July 2022	1.814%	50,000	50,000
GasLog (2)	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	—	100,000
GasLog (2)	Nordea	Feb 2017	Feb 2017	Mar 2022	2.0145%	—	100,000
GasLog (2)	ABN Amro Bank NV	Feb 2017	Feb 2017	Mar 2022	2.003%	—	100,000
					Total	870,000	1,170,000
F-15

(1)	In July 2016, GasLog entered into new interest rate swap agreements with a notional value of $870,000 in aggregate, maturing between 2020 and 2022.
(2)	In February 2017, GasLog entered into new interest rate swap agreements with a notional value of $300,000 in aggregate, maturing in 2022.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three months ended March 31, 2017 amounted to a net gain of $1,838 (for the three months ended March 31, 2016: a loss of $0), which was recognized against profit or loss in the period incurred and is included in Loss/gain on swaps. During the three months ended March 31, 2017, the net gain of $1,838 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in a decrease in net derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements (“CCSs”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its NOK Bonds.

The principal terms of the CCSs designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	March 31, 2017
GasLog	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	22,965	22,965
GasLog	SEB	April 2014	May 2014	June 2018	5.99%	22,965	22,965
GasLog	Nordea	April 2014	May 2014	June 2018	5.99%	22,965	22,965
GasLog	DNB Bank ASA	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	Nordea	June 2016	June 2016	May 2021	8.59%	30,050	30,050
					Total	159,045	159,045

For the three months ended March 31, 2017, the effective portion of changes in the fair value of CCSs amounting to a gain of $368 has been recognized in Other comprehensive income (for the three months ended March 31, 2016: a gain of $6,226). For the three months ended March 31, 2017, a loss of $323 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expense component of the hedge (for the three months ended March 31, 2016: a loss of $858). Additionally, for the three months ended March 31, 2017, a loss of $735 was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of March 31, 2017 (for the three months ended March 31, 2016: a loss of $6,369).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”) and Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/GBP)	Exchange Amount (in thousands)
GasLog	SEB	August 2016	April 2017	1.3147	£400
GasLog	SEB	August 2016	May 2017	1.3147	£400
GasLog	SEB	August 2016	June 2017	1.3147	£400
GasLog	SEB	December 2016	July 2017	1.2541	£400
GasLog	SEB	December 2016	August 2017	1.2541	£400
GasLog	SEB	December 2016	September 2017	1.2541	£400
GasLog	SEB	December 2016	October 2017	1.2541	£400
GasLog	SEB	December 2016	November 2017	1.2541	£400
GasLog	SEB	December 2016	December 2017	1.2541	£400
				Total	£3,600
F-16

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/EUR)	Exchange Amount (in thousands)
GasLog	HSBC	December 2016	April 2017	1.0542	€1,200
GasLog	HSBC	December 2016	May 2017	1.0542	€1,200
GasLog	HSBC	December 2016	June 2017	1.0542	€1,200
GasLog	HSBC	December 2016	July 2017	1.0542	€1,200
GasLog	HSBC	December 2016	August 2017	1.0542	€1,200
GasLog	HSBC	December 2016	September 2017	1.0542	€1,200
GasLog	HSBC	December 2016	October 2017	1.0542	€1,200
GasLog	HSBC	December 2016	November 2017	1.0542	€1,200
GasLog	HSBC	December 2016	December 2017	1.0542	€1,200
GasLog	Nordea	December 2016	April 2017	1.0562	€1,200
GasLog	Nordea	December 2016	May 2017	1.0562	€1,200
GasLog	Nordea	December 2016	June 2017	1.0562	€1,200
GasLog	Nordea	December 2016	July 2017	1.0562	€1,200
GasLog	Nordea	December 2016	August 2017	1.0562	€1,200
GasLog	Nordea	December 2016	September 2017	1.0562	€1,200
GasLog	Nordea	December 2016	October 2017	1.0562	€1,200
GasLog	Nordea	December 2016	November 2017	1.0562	€1,200
GasLog	Nordea	December 2016	December 2017	1.0562	€1,200
GasLog	SEB	December 2016	April 2017	1.0541	€1,200
GasLog	SEB	December 2016	May 2017	1.0541	€1,200
GasLog	SEB	December 2016	June 2017	1.0541	€1,200
GasLog	SEB	December 2016	July 2017	1.0541	€1,200
GasLog	SEB	December 2016	August 2017	1.0541	€1,200
GasLog	SEB	December 2016	September 2017	1.0541	€1,200
GasLog	SEB	December 2016	October 2017	1.0541	€1,200
GasLog	SEB	December 2016	November 2017	1.0541	€1,200
GasLog	SEB	December 2016	December 2017	1.0541	€1,200
				Total	€32,400

The derivative instruments listed above were not designated as cash flow hedging instruments as of March 31, 2017. The change in the fair value of these contracts for the three months ended March 31, 2017 amounted to a net gain of $477 (for the three months ended March 31, 2016: nil), which was recognized against profit or loss in the period incurred and is included in Loss/gain on swaps.

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative liabilities as of January 1, 2017	22,401	—	—	22,401
Unrealized gain on derivative financial instruments held for trading (Note 14)	—	—	(2,315)	(2,315)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(691)	—	(691)
Net derivative liabilities as of March 31, 2017	22,401	(691)	(2,315)	19,395

14. Financial Costs and Loss/(gain) on Swaps

An analysis of financial costs and loss on swaps is as follows:

	For the three months ended
	March 31, 2016	March 31, 2017
Amortization of deferred loan issuance costs and premium	6,027	3,459
Interest expense on loans and realized loss on cash flow hedges	18,313	22,482
Interest expense on senior unsecured notes and realized loss on cross-currency swaps	2,825	3,520
Finance lease charge	1,067	2,714
Other financial costs	947	349
Total financial costs	29,179	32,524

Unrealized loss/(gain) on derivative financial instruments held for trading (Note 13)	8,137	(2,315)
Realized loss on interest rate swaps held for trading	1,928	2,151
Recycled loss of cash flow hedges reclassified to profit or loss	349	—
Total loss/(gain) on swaps	10,414	(164)

15. Non-cash Items on Statements of Cash Flows

As of March 31, 2017, there are capital expenditures for vessels and vessels under construction of $3,690 that have not been paid during the three months ended March 31, 2017 and are included in current liabilities (December 31, 2016: $2,038). As of March 31, 2016, there were capital expenditures of $5,169 that had not been paid during the three months ended March 31, 2016 and were included in current liabilities (December 31, 2015: $12,576).

F-17

As of March 31, 2017, there are equity raising costs of $385 that have not been paid during the three months ended March 31, 2017 and are included in current liabilities (December 31, 2016: $5). As of March 31, 2016, there were equity raising costs of $17 that had not been paid during the three months ended March 31, 2016 and were included in current liabilities (December 31, 2015: $59).

As of March 31, 2017, there are loan issuance costs of $1,169 that have not been paid during the three months ended March 31, 2017 and are included in current liabilities (December 31, 2016: $0). As of March 31, 2016, there were loan issuance costs of $3,673 that had not been paid during the three months ended March 31, 2016 and were included in current liabilities (December 31, 2015: $247).

As of March 31, 2017, there are receivables from stock options of $0 included in current assets (December 31, 2016: $108).

As of March 31, 2017, there are investment in associates of $100 that have not been paid during the three months ended March 31, 2017 and are included in current liabilities (December 31, 2016: $0)

As of March 31, 2016, there were expenditures for vessel held under finance lease of $430 that had not been paid during three months ended March 31, 2016 and were included in liabilities at the end of the period (December 31, 2015: $0).

16. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SARs.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2017	368,437	—	—	1.63	5,225
Granted during the period	—	—	—	—	—
Outstanding as of March 31, 2017	368,437	—	—	1.72	5,225
SARs
Outstanding as of January 1, 2017	1,713,702	14.11	—	8.25	6,010
Granted during the period	—	—	—	—	—
Outstanding as of March 31, 2017	1,713,702	14.11	—	8.01	6,010

As of March 31, 2017, 578,105 SARs have vested but have not been exercised.

The terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	—	—	—
Outstanding as of March 31, 2017	41,924	1.59	820
PCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	—	—	—
Outstanding as of March 31, 2017	41,924	1.59	820
F-18

The total expense recognized in respect of share-based compensation for the three months ended March 31, 2017 was $1,012 (for the three months ended March 31, 2016: $763). The total accrued cash distribution as of March 31, 2017 is $436 (December 31, 2016: $353) and is included under “Other non-current liabilities”.

17. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the three months ended
	March 31, 2016	March 31, 2017
Basic (loss)/earnings per share
(Loss)/profit for the period attributable to owners of the Group	(15,898)	8,752
Less:
Dividend on preference shares	(2,515)	(2,516)
(Loss)/profit for the period available to owners of the Group	(18,413)	6,236
Weighted average number of shares outstanding, basic	80,496,499	80,561,353
Basic (loss)/earnings per share	(0.23)	0.08
Diluted (loss)/earnings per share
(Loss)/profit for the period available to owners of the Group used in the calculation of diluted earnings per share	(18,413)	6,236
Weighted average number of shares outstanding, basic	80,496,499	80,561,353
Dilutive potential ordinary shares	—	588,071
Weighted average number of shares used in the calculation of diluted earnings per share	80,496,499	81,149,424
Diluted (loss)/earnings per share	(0.23)	0.08

The Group excluded the dilutive effect of 575,622 SARs in calculating diluted EPS for the three months ended March 31, 2017, as they were anti-dilutive (March 31, 2016: 872,836 SARs and 216,628 RSUs).

18. Subsequent Events

On April 5, 2017, Gaslog prepaid $150,000 of the junior tranche of the Five Vessel Refinancing, which would have been originally due in April 2018, following a notice of prepayment issued by the respective subsidiaries on March 24, 2017.

On April 28, 2017, GasLog signed an amendment of the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel was replaced by a continuous time charter for a duration of 2.4 years ending in August 2019. The amended continuous charter will cover the same number of fixed days as the previous seasonal charter and will eliminate redelivery risk at the beginning and end of each seasonal period. In addition, the amended charter will provide assurance of revenue through August 2019.

On May 3, 2017, GasLog completed the sale of 100% of the ownership interest in GAS-eleven Ltd., the entity which owns GasLog Greece, to GasLog Partners, for an aggregate purchase price of $219,000, including $1,000 of positive net working capital.

On May 4, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 25, 2017 to shareholders of record as of May 15, 2017.

F-19